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                         CONSENT OF INDEPENDENT AUDITOR


We consent to the incorporation by reference in the Registration Statement of Elron Electronic Industries Ltd. on Form S-8, File No. 333-10570, of our report dated March 12, 2003 on our audits of the consolidated financial statements of Elron Electronic Industries Ltd. and its subsidiaries as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, which are included in the Annual Report on Form 20-F for the year ended December 31, 2002 of Elron Electronic Industries Ltd.



                                            /s/ Luboshitz Kasierer

                                            Luboshitz Kasierer
                             An affiliate member of Ernst & Young International


Tel Aviv, June 27, 2003